 Ciudad Autónoma de Buenos Aires, August 2nd, 2021

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that the Company received a resignation letter presented by Victoria Hitce to her position as Alternate Director of the Company, effective as from August 1st, 2021.

The abovementioned resignation obeys to personal reasons and will be considered by the next Board of Directors meeting.

Sincerely,

María Agustina Montes

Head of Market Relations